[American Homes 4 Rent letterhead]

October 21, 2014

Via EDGAR

Daniel L Gordon

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:                         American Homes 4 Rent

Form 10-K for the Year Ended December 31, 2013

Filed March 26, 2014

File No. 001-36013

Dear Mr. Gordon:

American Homes 4 Rent (the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 30, 2014 regarding the Company’s Form 10-K for the year ended December 31, 2013. The Staff’s comments are repeated below in bold italics preceding each response.

Form 10-K for the Year Ended December 31, 2013

Marketing and Leasing, page 5

1.            We note your disclosure that you evaluate prospective tenants using a standardized process. In future filings, please describe the key characteristics and requirements you evaluate for your tenants.

In our future Exchange Act periodic reports, we will revise our disclosure to include additional information concerning the key characteristics and requirements we evaluate for our tenants.

Item 2. Properties, page 30

2.            Please also disclose the weighted average year of purchases in your tabular portfolio disclosure on page 30.

In our future Exchange Act periodic reports, we will disclose the weighted average year of purchases in the referenced tabular disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 39.

Our Properties and Key Operating Metrics, page 39

3.            Refer to the tabular disclosure of your leasing activity on page 40.  In future filings please also include the weighted average original lease term and the weighted average remaining length of leases.

In our future Exchange Act periodic reports, we will revise our disclosure to include the weighted average original lease term and weighted average remaining length of leases in the referenced tabular disclosure of leasing activity.

4.            Please provide a qualitative breakdown of your current resident characteristics.

In our future Exchange Act periodic reports, we will revise our disclosure to include a qualitative breakdown of current resident characteristics.

Factors that Affect our Results of Operations and Financial Conditions, page 41

5.            We note your disclosure in the introduction of this section regarding the various key factors that impact your results of operations and financial condition.  In future filings, please expand your portfolio disclosure to include the following:

•                 a breakdown of the average time for your properties to become “rent-ready” in the following phases: days from purchase to renovation start, days from renovation state to completion and day from renovation completion to leased;

•                 your acquisitions pace (e.g., number of homes acquired per month or quarter) and the source of the acquisitions; and

•                 the average number of days to re-lease your properties.

In our future Exchange Act periodic reports, we will revise our disclosure to include a breakdown of the average time for our properties to become “rent-ready”, our acquisition pace and the average number of days to re-lease our properties.

Form 10-Q for the Quarter Ended June 30, 2014

Note 6. Debt, page 10

Asset-Backed Securitization, page 10

6.            Please tell us, and in future filings disclose, additional details regarding your securitization transactions.  Please address the following:

•                 The structure of the transactions, including the entities involved, your relationship to each entity and the nature of each entity (e.g. SPE, bankruptcy remote);

•                 Collateral of the mortgage loans, including priority and nature of any property liens and whether a priority pledge of equity in each borrower exists, and indication that, if true, such collateral is unavailable to deploy for other uses;

•                 The number of classes/tranches of pass-through certificates issued by the trust approximating the principal amount of each mortgage loan, the ratings of each class, and payment priority/shortfalls for the pass-through certificate classes; and

•                 Detail regarding how you accounted for such securitization transactions, and cite the accounting literature relied upon.

As previously reported, on May 21, 2014, the Company completed its first securitization transaction, which involved the issuance and sale in a private offering of seven classes of American Homes 4 Rent 2014-SFR1 Single-Family Rental Pass-Through Certificates (collectively, the “Certificates”) issued by a trust established by the Company. The Certificates represent beneficial ownership interests in a loan secured by a portfolio of 3,852 homes contributed from the Company’s portfolio of single-family properties to a newly formed wholly owned special purpose entity. Gross proceeds from the offering were $480,970,000.

The Certificates in the aggregate represent the entire beneficial ownership of the Trust. The assets of the Trust consist primarily of a single componentized promissory note (the “Note”) issued by a special purpose entity (the “Borrower”) evidencing a monthly-pay mortgage loan with floating rate components (the “Loan”). The Loan has a two-year term with three 12-month extensions at the Borrower’s option and is guaranteed by the Borrower’s direct parent company (the “Equity Owner”), also a special purpose entity. The Equity Owner is wholly owned by the Company’s operating partnership (the “OP”) and the Borrower is wholly owned by the Equity Owner. Distributions in respect of principal or interest on the Certificates are made monthly to the Class A, Class B, Class C, Class D, Class E and Class F Certificates, in that order, in each case until the principal or interest, as applicable, then distributable to each Class is paid in full. Any loan losses are allocated to each Class of Certificates in the reverse order beginning with Class F. The Class R Certificates represent the residual REMIC interest of the Trust and do not have an initial certificate balance or pass-through rate and will not be entitled to distributions of interest.

The Certificates have the following initial certificate balances, pass-through rates and ratings:

Class of Certificates	Initial Certificate Balance	Pass-Through Rate	Ratings (KBRA/Moody’s/Morningstar)(1)
Class A	$269,422,000	LIBOR + 1.00%	AAA(sf)/Aaa(sf)/AAA
Class B	$37,597,000	LIBOR + 1.35%	AA+(sf)/Aa2(sf)/AA+
Class C	$40,742,000	LIBOR + 1.75%	A+(sf)/A2(sf)/A+
Class D	$38,557,000	LIBOR + 2.10%	A-(sf)/Baa2(sf)/BBB+
Class E	$62,062,000	LIBOR + 2.50%	BBB(sf)/NR/BBB
Class F	$32,590,000	LIBOR + 3.25%	BB+(sf)/NR/BB+
Class R	NA	NA	Not rated

(1) The ratings shown are those of Kroll Bond Rating Agency, Inc. (“KBRA”), Moody’s Investors Service, Inc. (“Moody’s”) and Morningstar Credit Ratings, LLC (“Morningstar”). The interest rates on the certificates and classification are based on a credit assessment and rating by these rating agencies of the credit quality of the portfolio of 3,852 homes securing the certificates and do not reflect any credit rating of the Company as an entity.

The securitization transaction was effected in several steps occurring on the closing date. First, thirty-six direct and indirect subsidiaries of the Company (each a limited liability company), each of which owned single-family residential properties (collectively, the “Property Owners”), distributed to the OP an aggregate total of 3,852 single-family residential properties (the “Properties”).  The OP then contributed the Properties to the Equity Owner, which in turn contributed the Properties to the Borrower, also a newly formed wholly owned subsidiary of the Equity Owner and a special purpose entity. A third-party lender (“Lender”) then made the Loan to the Borrower represented by a promissory note (the “Note”), which was secured by mortgages on the Properties, its personal property, a two-year interest rate cap agreement related to the Loan and a management agreement between the Borrower and American Homes 4 Rent Management Holdings, LLC, a wholly owned subsidiary of the OP. In addition, the Equity Owner guaranteed the Loan and its guaranty was secured by a pledge of its assets, including its equity interest in the Borrower. During the term of the Loan, the Borrower is restricted from selling or using the collateral to secure another transaction, except in limited circumstances, and the Borrower expects to continue to operate the Properties in the same manner as the other properties in the Company’s portfolio.

The proceeds of the Loan were distributed to the OP. The Note was then sold by the Lender to American Homes 4 Rent Asset, LLC (the “Depositor”), a wholly owned subsidiary of the Company’s taxable REIT subsidiary. The Depositor transferred the Note to the trustee of American Homes 4 Rent 2014-SFR1 Trust, a New York trust (the “Trust”), in exchange for the Certificates issued by the Trust. The Certificates represent the entire beneficial interest in the trust. The Depositor then sold the Certificates through the placement agents retained for the transaction to investors under Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Depositor then transferred the net proceeds of the Certificate sales to the Lender as the purchase price for the Note.

The Company evaluated the accounting for the securitization transaction under ASC 860, Transfers and Servicing.  Specifically, the Company considered ASC 860-10-40-4 in determining whether the Depositor has surrendered control over the Loan as part of transferring it to the Trust.  In this evaluation, the Company has first considered and concluded that the transferee (i.e., the Trust), which is a fully separate and independent entity, over which the Company has no control, would not be consolidated by the transferor (i.e., the Depositor). Next, as the Depositor has fully sold, transferred and assigned all right, title and interest in the Loan under terms of the Trust and Servicing Agreement, the Company has concluded that it has no continuing involvement in the Loan.  Lastly, the Company has considered all other relevant arrangements and agreements related to the transfer of the Loan, noting no facts or circumstances inconsistent with the above analysis.

The Company has also evaluated the transfer of the Loan from the Depositor to the Trust under ASC 860-10-40-5, noting that the Loan has been isolated from the Depositor, even in bankruptcy or receivership, which has been supported by a true sale opinion obtained as part of the securitization transaction.  Additionally, the third-party holders of the Certificates are freely able to pledge or exchange their Certificates and the Company maintains no other form of effective control over the Loan through repurchase agreements, clean-up calls or otherwise.

Accordingly, the Company has concluded that the transfer of the Loan from the Depositor to the Trust meets the conditions for a sale of financial assets under ASC 860-10-40-4 through ASC 860-10-40-5 and has therefore derecognized the Loan in accordance with ASC 860-20.  As such, the Company’s consolidated financial statements, through the Borrower, its consolidated subsidiary, will continue to reflect the Properties at historical cost basis and a loan payable will be recorded in an amount equal to the principal balance outstanding on the Loan.

In our future Exchange Act periodic reports, we plan to include substantially similar disclosure of the material aspects of the securitization and related loan as set forth in our response to Comment 7 below.  We respectfully submit that  including separate information on the interest rate and rating of each certificate class is not material information that should be included in our Exchange Act periodic reports and do not plan to include the information.

7.            Notwithstanding the comment above, please also tell us, and disclose in future filings, more details regarding the composition of your mortgage loans, including the following:

•                 Description of covenant requirements for each mortgage loan, including but not limited to the debt service coverage ratio and debt yield;

•                 Other material terms, such as required reserve amounts;

•                 Whether the underwriting process for the residents of the homes included in the collateral underlying each mortgage was consistent with the review and underwriting process for the rest of the properties in your portfolio;

•                 Discussion of your ability to substitute underlying collateral of single-family homes under each mortgage loan;

•                 Discussion of actions in the event of default, including whether there is potential recourse to you; and

•                 Portfolio data for the collateral underlying the loan consistent with that provided for your overall portfolio.

The Loan is a two-year, floating rate loan, composed of six floating rate components computed monthly based on one-month LIBOR for each interest period plus a fixed component spread for each of the six components. The initial maturity date of the Loan is June 2016 with three, 12-month extensions at the Borrower’s option, provided there is no event of default under the Loan Agreement, the Borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to Lender and the Borrower complies with the other terms set forth in the Loan Agreement.

The Loan is secured by first priority mortgages on the Properties, a grant of a security interest in all of the Borrower’s personal property and a pledge of all the assets of the Equity Owner, including a security interest in its membership interests in the Borrower. The Properties are managed by an affiliate of the Borrower for a fee not to exceed 6% of the gross rents collected each calendar month.

Interest on the Loan is paid monthly together with a monthly amortization amount of one-twelfth of one percent of the outstanding principal balance of the Loan on May 21, 2014, subject to potential adjustments described in the Loan Agreement. The Borrower may prepay the Loan in whole or in part, subject to minimum prepayments of $1 million with the excess in multiples of $100,000. Prepayments prior to June 2016 will be subject to a prepayment premium.

Contemporaneously with entering into the Loan, the Borrower entered into a two-year interest rate cap agreement with a LIBOR strike price equal to a strike price of 3.8497%. For replacement interest rate cap agreements obtained in connection with any renewal, the rate per annum equals the interest rate at which with the debt service coverage ratio as of the most recent calendar quarter end is not less than 1.20:1.00.

For purposes of computation of the interest accrued on the Loan, the Loan is divided into multiple components designated as “Component A”, “Component B”, “Component C”, “Component D”, “Component E” and “Component F”. Each of the Components corresponds to one class of Certificates with the same alphabetical designation. Each Component has at the closing date of the transaction an initial principal balance equal to the initial Certificate Balance for the corresponding Class of Certificates. The following table sets forth the initial principal amount of each Component and the component spread added to the one-month LIBOR for each monthly interest period:

Component	Initial Principal Amount	Component Spread (1)
Component A	$269,422,000	LIBOR + 1.1085%
Component B	$37,597,000	LIBOR + 1.4585%
Component C	$40,742,000	LIBOR + 1.8585%
Component D	$38,557,000	LIBOR + 2.2085%
Component E	$62,062,000	LIBOR + 2.6085%
Component F	$32,590,000	LIBOR + 3.3585%

(1) Component Spread is a per annum rate equal to the sum of (a) the spread added to LIBOR (subject to a minimum of 0.25%) to determine the Pass-Through Rate for the Class of Certificates corresponding to such component of the Loan, the (b) Servicing fee and the (c) CREFC ® License Fee. If LIBOR is unascertainable, interest on the Components will accrue based on the prime rate defined in the Loan Agreement.

The Loan Agreement requires that the Borrower (a subsidiary of the OP) comply with various affirmative and negative covenants that are customary for loans of this type, including (1) limitations on indebtedness the Borrower can incur, (2) limitations on dispositions or transfers of any Property and (3) limitations on replacing the property manager. The Borrower is also required to furnish various financial and other reports to the Lender.

The Company’s underwriting process for residents of the homes included in the Portfolio is consistent with the review and underwriting process for the other single family rental homes owned by the Company. In limited circumstances in which a Property fails to comply with the property covenants and representations in the Loan Agreement and provided there is no event of default, the Company may substitute a comparable property meeting specified criteria or repay the allocated loan amount for such Property.

The Borrower is required to maintain the following reserve accounts: (1) a property tax reserve account which holds 50% of the estimated annual property taxes on the Properties, (2) an insurance account into which insurance for the estimated annual insurance premiums for each Property will be deposited upon renewal of the coverage of the existing insurance policies and (3) a capital expenditure account consisting of a monthly deposit of 1/12th of $450 multiplied by the number of Properties. The Company believes the amounts of these reserve accounts are not material information to investors.

The Company provides a limited guaranty (i) for certain losses arising out of designated acts of intentional misconduct and (ii) for the principal amount of the Loan and all other obligations under the Loan Agreement in the event of insolvency or bankruptcy proceedings.

Events of default under the Loan Agreement include Borrower’s (i) failure to pay amount due under the Loan, (ii) failure to deposit required amounts in the reserve accounts, (iii) transfer of any Property or interest in a Property not specifically permitted, (iv) material breach of a representation or warranty, (v) bankruptcy and insolvency proceedings, (vi) uncured breach of covenants in the Loan Agreement, (vii) failure to substitute or pay the allocated loan amount for any disqualified Property, (viii) termination of the management agreement without providing for a replacement manager or defaults under the management agreement, (ix) conviction of certain criminal Patriot Act Offenses, (x) default  beyond cure periods, (xi) failure to maintain an interest rate cap agreement and (xii) the failure of the Company to maintain net assets of $150 million.

Following an event of default under the Loan Agreement, the lender’s remedies include: (i) the principal balance of the Loan accrues interest at a higher default rate, (ii) lender may exercise the pledge over the equity interests of Borrower, (iii) lender may enforce the Company’s guaranty, depending on the nature of the event of default, (iv) lender may perform any obligation that Borrower fails to perform at Borrower’s cost, (v) lender may transfer the Loan to a special servicer, (vi) lender may block transfers of Properties in certain circumstances, (vii) lender may apply payments of principal, interest and other amounts under the loan agreement as it determines, (viii) lender can replace the Property manager, (ix) lender can apply sums present in the rent deposit accounts directly to payment of the Loan in any order in its sole discretion, (x) lender can apply funds in the cash management account in such order and priority as lender shall determine, (xi) lender may apply any collections in possession of lender, the loan servicer, cash management account or the rent deposit account to the payment of the Loan in such order, proportion and priority as lender may determine in its sole and absolute discretion, (xii) lender may elect not to permit Borrower to exercise an option to extend the Loan, (xiii) lender may conduct unlimited examinations of loan parties’ accounting records with respect to the Properties at Borrower’s cost, (xiv) lender may require Borrower to deliver (or cause to be delivered) all security deposits to Lender for safe-keeping, but not for application against the loan and (xv) lender may block Borrower from making restricted junior payments. In addition, in the event of a low debt yield period (which occurs if Borrower does not maintain a debt yield--determined by dividing underwritten cash flow by the outstanding principal balance of the loan--on the Properties of at least 6.681%) the lender may apply any excess cash in the lender’s sole discretion, including to prepay principal and pay any other amounts due under the Loan.

The following table summarizes certain information with respect to the Properties as of June 30, 2014:

		Percentage	Gross Book	Percentage	Gross Book					Average
	Number of	of Total	Value	of Gross	Value per	Average	Avg. Age	Leased	Occupancy	Year of
Market	Properties	Properties	($ millions)	Book Value	Property	Sq. Ft.	(years)	Properties	Percentage	Purchase
Atlanta, GA	670	17.4%	$114.7	17.3%	$171,265	2,181	13.8	632	94.3%	2012
Dallas-Fort Worth, TX	488	12.7%	88.5	13.4%	181,318	2,227	10.8	465	95.3%	2012
Phoenix, AZ	433	11.2%	63.6	9.6%	146,767	1,849	11.6	405	93.5%	2012
Tampa, FL	405	10.5%	79.5	12.0%	196,276	2,063	10.8	371	91.6%	2012
Las Vegas, NV	400	10.4%	67.4	10.2%	168,526	1,849	12.3	388	97.0%	2012
Houston, TX	350	9.1%	73.2	11.0%	209,089	2,297	10.2	336	96.0%	2012
Jacksonville, FL	327	8.5%	49.9	7.5%	152,514	1,919	10.3	309	94.5%	2013
Orlando, FL	227	5.9%	38.8	5.9%	170,953	2,009	12.9	213	93.8%	2012
Tucson, AZ	226	5.9%	29.9	4.5%	132,120	1,611	9.7	207	91.6%	2012
Miami, FL	117	3.0%	24.2	3.6%	206,432	1,988	13.2	105	89.7%	2013
San Antonio, TX	81	2.1%	12.5	1.9%	153,883	2,014	10.2	77	95.1%	2012
Austin, TX	65	1.7%	10.4	1.6%	160,338	1,998	9.7	60	92.3%	2012
Savannah/Hilton Head, SC	29	0.8%	4.4	0.7%	151,506	1,603	9.5	27	93.1%	2013
Augusta, GA	25	0.6%	3.8	0.6%	151,576	1,851	10.2	24	96.0%	2013
Fort Myers, FL	9	0.2%	1.7	0.3%	190,596	2,034	14.5	6	66.7%	2013
Total / Average	3,852	100.0%	$662.3	100.0%	$171,947	2,028	11.6	3,625	94.1%	2012

Because the characteristics of the Properties other than occupancy are substantially similar to the Company’s portfolio of properties, we respectfully submit that additional property level information for our pools of securitized properties is not material information that is required to be included in our future Exchange Act periodic filings. Similarly, we believe separate information with respect to each loan component is not material for investors and do not plan to include it in future Exchange Act periodic reports.

In our future Exchange Act periodic reports, we plan to include disclosure of the material aspects of the securitization and related loan substantially similar to the following:

2014-SFR1 Securitization

In May 2014, we completed a private securitization transaction in which a newly-formed special purpose entity (the “Borrower”) entered into a loan with a third-party lender for $480,970,000 represented by a promissory note (the “Note”). In addition, the Company entered into an interest rate cap agreement for the initial two year term of the loan, with a LIBOR based strike rate equal to 3.85%. The Borrower under the loan is wholly owned by another special purpose entity (the “Equity Owner”) and the Equity Owner is wholly owned by the OP. The loan is a two-year, floating rate loan, comprised of six floating rate components computed monthly based on one-month LIBOR for each interest period plus a fixed component spread for each of the six components resulting in a duration-weighted blended interest rate of LIBOR plus 1.54%, subject to a LIBOR floor of 0.25%. The Note requires monthly payments of interest together with principal payments representing one-twelfth of one percent of the original principal amount.

The loan may be extended for three, 12-month extensions at the Borrower’s option, provided there is no event of default under the Loan Agreement, the Borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to Lender and the Borrower complies with the other terms set forth in the Loan Agreement.

The Note was immediately transferred by the third-party lender to a subsidiary of the Company and then to a REMIC trust in exchange for seven classes of single-family rental pass-through certificates representing all the beneficial ownership interests in the loan and the trust. Upon receipt of the certificates, a subsidiary of the Company sold the certificates to investors for gross proceeds of $480,970,000. The principal amount of each class of certificates corresponds to the corresponding principal amount of the loan components with an additional class to hold the residual REMIC interest.

The loan is secured by first priority mortgages on a pool of 3,852 homes transferred to the Borrower from the Company’s portfolio of properties. The Borrower’s homes were substantially similar to the other properties owned by the Company and were leased to tenants underwritten on substantially the same basis as the tenants in the Company’s other properties. During the duration of the loan, the Borrower’s properties may not generally be transferred, sold or otherwise securitized, the Company can substitute properties only if a property owned by the Borrower becomes a disqualified property under the terms of the loan, and the Borrower is limited in its ability to incur any additional indebtedness.

The loan is also secured by a security interest in all of the Borrower’s personal property and a pledge of all of the assets of the Equity Owner, including a security interest in its membership interest in the Borrower. The Company provides a limited guaranty (i) for certain losses arising out of designated acts of intentional misconduct and (ii) for the principal amount of the Loan and all other obligations under the Loan Agreement in the event of insolvency or bankruptcy proceedings.

The loan agreement provides that the Borrower maintain covenants typical for securitization transactions including establishing and maintaining a cash management account controlled by the lender to collect all rents and cash generated by the Borrower’s properties. In the absence of an event of default, the Borrower will receive any excess cash after payment of monthly interest, principal and property related expenses. Upon the occurrence of an event of default under the loan or if the Borrower does not maintain a debt yield (underwritten cash flow divided by the outstanding principal balance of the loan) on the portfolio of at least 6.68%, the lender may transfer the excess cash to an account which lender may apply any funds as the lender elects, including to prepay principal and pay any amounts due under the loan. The lender may also foreclose on its security interests, in limited circumstances may enforce the Company’s guaranty and may appoint a new property manager.

The Company has accounted for the transfer of the Note from its subsidiary to the trust as a sale under ASC 860, Transfers and Servicing, with no resulting gain or loss as the Note was both originated by the third-party lender and immediately transferred at the same fair market value.  The Company has also evaluated and not identified any variable interests in the trust.  Accordingly, the Company continues to consolidate, at historical cost basis, the 3,852 homes placed as collateral for the Note and has recorded a $480,970,000 asset-backed securitization liability, representing the principal balance outstanding on the Note, in the accompanying consolidated condensed balance sheets.  The 3,852 collateral homes had a net book value of $636,083,000 as of June 30, 2014.

The interest rate cap agreement entered into as part of the securitization transaction has been formally designated as a cash flow hedge at inception and will be regularly assessed for effectiveness on an on-going basis.  During the three months ended June 30, 2014, the Company’s interest rate cap agreement was 100% effective as a cash flow hedge and, as a result, changes in fair value have been classified in accumulated other comprehensive loss.  These amounts will subsequently be reclassified into earnings in the period in which the hedged transaction affects earnings.  Over the next 12 months, the Company estimates that $46,000 will be reclassified as an increase to interest expense. The fair value of the interest rate cap agreement is estimated to be $33,000 as of June 30, 2014 and has been included in escrow deposits, prepaid expenses and other assets in the accompanying consolidated condensed balance sheets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Property Operating Expenses, page 28

6.            Please revise future filings to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented.  In addition, please also provide more robust disclosure regarding the changes in your specific expenses included within the property expense line items (e.g., repairs and maintenance, utilities, real estate taxes, etc.).

In our future Exchange Act periodic reports, we will revise our disclosure to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented and include additional information regarding the changes in our specific expenses included within the property expense line items.

Cash Flows, page 32

7.            We note that you incur significant capital expenditures to renovate and maintain your homes.  Please disclose the amount of capital expenditures related to renovation on new acquisitions, redevelopments of stabilized properties, and other capital expenditures for the periods presented.

In our future Exchange Act periodic reports, we will revise our disclosure to include the amount of capital expenditures related to renovation on new acquisitions, redevelopments of stabilized properties and other capital expenditures for the periods presented.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (805) 413-5275.

Sincerely,

/s/ Diana Laing

Diana Laing
Chief Financial Officer

cc:      Eric McPhee, Securities and Exchange Commission

Sandra Hunter, Securities and Exchange Commission

Eric Mathis, Securities and Exchange Commission